UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-09972
Hooper Holmes, Inc.
(Exact name of registrant as specified in its charter)
560 N. Rogers Road, Olathe, Kansas 66062, (913) 764-1045
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.04 per share, of Hooper Holmes, Inc.*
(Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*
* On January 31, 2019, the United States Bankruptcy Court for the Southern District of New York confirmed the Amended and Restated Joint Plan of Liquidation (the “Plan”), of Hooper Holmes, Inc. (the “Company”) and certain of the Company’s wholly-owned subsidiaries under Chapter 11 of Title 11 of the United States Code, which approved and confirmed the Plan. The Plan became effective on February 12, 2019.
In connection with the effectiveness of the Plan, among other things, all previously issued and outstanding shares of common stock, par value $0.04 per share were extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hooper Holmes, Inc. has duly caused this certification and notice to be signed on its behalf by the undersigned hereunto duly authorized.

HOOPER HOLMES, INC.

Dated: February 15, 2019	By:	/s/ James Fleet
James Fleet
Chief Restructuring Officer